CRESTA WESTHALL LLP

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-69126

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/2024 (MM/DD/YY) AND ENDING 06/30/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Cresta Westhall LLP

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

12 Hanover Square
(No. and Street)

London		W1S 1HN
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Richard Pound	44 20 7371 9691	rpound@crestacapital.comm
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville & Company LLC
(Name – if individual, state last, first, and middle name)

325 North Paul Street, Ste 3100	Dallas	TX	75201
(Address)	(City)	(State)	(Zip Code)

09-18-2003	169
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard Pound _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ___Cresta Westhall LLP_____, as of ___June 30_____, 2025___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Nathalie Lee-Kong
Notary Public for England & Wales
36 Vera Road, London SW6 6QW
Mobile: 07557 019 878
Email: info@nlknotary.co.uk
My Commission Expires with Life

Lee-Kong
Notary Public

Signature: _[signature]_

Title: Designated Member

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

CRESTA WESTHALL LLP

JUNE 30, 2025

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

Financial Statements: **Page**



Sanville & Company LLC
Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm

To the Partners and those charged with governance
Cresta Westhall, LLP

Opinion on the Statement of Financial Condition

We have audited the accompanying statement of financial condition of Cresta Westhall, LLP (the Company) as of June 30, 2025, and the related notes (collectively, the statement of financial condition). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of June 30, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's statement of financial condition based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the statement of financial condition, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statement of financial condition. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

Sanville & Company, LLC

We have served as the Company's auditor since 2024.

Sanville & Company, LLC
Dallas, Texas
September 4, 2025

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998

CRESTA WESTHALL LLP

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2025

ASSETS

Cash & cash equivalents	$	268,829
Commission receivable		373,779
Deposits held with FINRA		3,539
Prepaid expenses		93,430
Total assets	$	739,577

LIABILITIES AND PARTNERS' CAPITAL

Liabilities:		
Accounts payable		11,638
Partners' Capital		727,939
Total liabilities and partners' capital	$	739,577

See notes to the financial statement

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2025

1. **ORGANIZATION AND DESCRIPTION OF BUSINESS**

    Cresta Westhall LLP (the "Partnership") is a Limited Liability Partnership organized in the United Kingdom effective July 6, 2012. The Partnership does business on a fully disclosed basis and, therefore, does not hold or maintain any customer accounts. The Partnership engages primarily in the private placements of securities, and serves clients in the United States and abroad. The Partnership is a registered broker under the Securities Exchange Act of 1934 and is a member of Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corp ("SIPC"). FINRA granted the Partnership membership effective June 17, 2013. The Partnership operates under Non-Covered Firm provision of Rule 15c3-3 of the Securities Exchange Act of 1934 which provides that the Partnership will not hold customer funds or safekeep customer securities.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

    Cash and Cash Equivalents
    Cash and cash equivalents consist of cash on hand, demand deposits with financial institutions, and highly liquid investments with original maturities of three months or less from the date of acquisition. These investments are readily convertible to know amounts of cash and are subject to an insignificant risk of changes in value.

    The Company maintains its cash and cash equivalents with high-credit-quality financial institutions. Balances at these institutions may exceed federally insured limits; however, the Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

    For purposes of the statement of cash flows, the Company considers all highly liquid investments to meet the above criteria to be cash equivalents.

    Revenue recognition
    The Partnership recognizes revenue in accordance with ASC Topic 606, *Revenue from Contracts with Customers*. Revenue primarily consists of commissions earned as a distributor for facilitating investor subscriptions into independent funds.

    Performance Obligations and Timing of recognition:
    Fund distribution services represent a single performance obligation. Upfront commissions are recognized at a point in time upon investor subscription and investment in the fund's share class. Ongoing trail commissions are recognized over time based on the net asset value (NAV) of the invested assets throughout the investment period.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Transaction Price and Measurement:
Commissions are measured at agreed-upon rates applied to subscription amounts or NAV, as defined in distribution agreements. There is no significant variable consideration, financing components, or contract costs capitalized. Revenue is recognized when control transfers to the customer and collection is probable.

Income taxes
The Partnership is organized as a United Kingdom ("UK") Limited Liability Partnership. The members of the partnership are all UK individuals or other UK corporate entities. Accordingly, the Partnership is not subject to United States federal or state income taxes, and therefore no provision for income taxes has been recorded in the accompanying statement of operations.

Income tax positions
The Financial Accounting Standards Board ("FASB") has issued a standard that clarifies the accounting and recognition of income tax positions taken or expected to be taken in the Partnership's income tax returns. The Partnership has analyzed tax positions taken for filing with all jurisdictions where it operates. The Partnership believes that income tax positions will be sustained upon examination and does not anticipate any adjustments that would result in a material adverse effect on the Partnership's financial condition, results of operations or cash flows. Accordingly, the Partnership has not recorded any reserves or related accruals for interest and penalties for uncertain tax positions. If the Partnership incurs interest or penalties as a result of unrecognized tax positions, the policy is to classify interest accrued with interest expense and penalties thereon with operating expenses.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign currency
The functional currency for all operations of the Partnership is the United States dollar. Nonmonetary assets & liabilities are remeasured at historical rates and monetary assets and liabilities are remeasured at exchange rates in effect at the end of the year. Statement of income amounts are remeasured at average rates for the year. Gains and losses from foreign currency transactions are included in current results of operations in the accompanying statement of income.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

Current Expected Credit Losses
Accounting Standards Update ("ASU") No. 2016, Financial Instruments - Credit Losses (Topic 326) introduces a credit loss methodology, Current Expected Credit Losses (CECL), which requires earlier recognition of credit losses, while also providing additional transparency about credit risk.

The CECL methodology utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for loans, held-to-maturity securities and other receivables at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses. The methodology replaces the multiple existing impairment methods in current U.S. GAAP, which generally require that a loss be incurred before it is recognized.

For financial assets measure at amortized cost, the Company has concluded that there are de minimis expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic and expected losses.

Adoption of new accounting standards
The FASB issued (ASU) 2023-07, "Segment Reporting" (Topic 280) which increased disclosure requirements regarding a public entity's reportable segments effective for fiscal years beginning after December 15, 2023. ASU 2023-07 required incremental line-item disclosures about each reportable segment's expenses as well as profit and losses. The Company has evaluated the guidance there under and has determined that the Company operates as one reporting segment. For further discussion refer to Footnote 6, Reportable Segments.

Subsequent events
These financial statements were approved by management and available for issuance on the date of the Report of Independent Registered Public Accounting Firm. Subsequent events have been evaluated through this date. There were no subsequent events requiring disclosure and or adjustment.

3. **NET CAPITAL REQUIREMENTS**

The Partnership is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Act, as amended, which requires the Partnership to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with the Rule, the Partnership is required to maintain defined minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness.

At June 30, 2025, the Partnership had net capital, as defined, of $248,752, which exceeded the required minimum net capital of $5,000 by $243,752. Aggregate indebtedness at June 30, 2025 totaled $11,638. The Partnership's percentage of aggregate indebtedness to net capital was 4.68%.

4. **RELATED PARTY TRANSACTIONS**

Pursuant to a management services agreement, effective September 28, 2021, between Westhall Partners LLP ("WP LLP") and the Partnership, WP LLP agreed to pay all indirect operating expenses of the Partnership in connection with its corporate offices including administrative services and facility charges as described in the agreement. The agreement also states that the Partnership will pay all of its own direct expenses, such as legal and accounting fees, filing costs, registration and membership fees, and others as deemed necessary.

5. **CONCENTRATIONS**

The Partnership received 73% of its revenue from 3 customers and the other 27% from other fund managers during the year ended June 30, 2025.

6. **REPORTABLE SEGMENTS**

The Company is engaged in a single line of business as a securities broker-dealer. The Company has identified its CEO as the Chief Operation Decision Maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure profit and loss of the segment are the same as those described in the summary of significant policies.

7. **Commitments and Contingencies**

The Company does not have any commitments, guarantees or contingencies. The Company is not aware of any threats or other circumstances that may lead to the assertion of a claim at a future date.